UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM 6-K

                                ----------------

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                For the quarterly period ended December 31, 1999

                                 TOPJOBS.NET PLC
                          Innovation House, Daten Park
                          Birchwood, Warrington WA3 6UT
                                 United Kingdom
                              (011) 44-1925-844-744

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

      Form 20-F [X]           Form 40-F________



      Indicate  by  check  mark  whether  the   Registrant  by  furnishing   the
information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes_________            No [X]


      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

      N/A
      ---




                               Page 1 of 18 Pages
                        Exhibit Index appears on Page 18

                                 TOPJOBS.NET PLC
                                TABLE OF CONTENTS

                                                                            PAGE

Part I      FINANCIAL INFORMATION

      Item 1. Consolidated Financial Statements (Unaudited) .................3-8
              Consolidated Balance Sheets
              March 31, 1999 and December 31, 1999.............................3
              Consolidated Statements of Operations
              Three Months and Nine Months ended December 31, 1998 and 1999....4
              Consolidated Statement of Cash Flows
              Nine ended Months December 31, 1998 and 1999.....................5
              Notes to Consolidated Financial Statements.......................6

      Item 2. Management's Discussion and Analysis of Financial
              Condition and Results of Operations..............................9


Part II     OTHER INFORMATION

      Item 1. Legal Proceedings...............................................16
      Item 2. Changes in Securities and Use of Proceeds.......................16
      Item 3. Defaults Upon Senior Securities.................................16
      Item 4. Submission of Matters to a Vote of Security Holders.............16
      Item 5. Other Information...............................................16
      Item 6. Exhibits and Reports on Form 6-K................................16
      Signatures..............................................................17
      Exhibit Index...........................................................18

                                                  topjobs.net plc and subsidiaries

                                                     Consolidated Balance Sheets
                                                        (in Pounds Sterling)



                                                                                   --------------- --------------
                                                                                      March 31,      December 31,
                                                                                         1999          1999
                                                                                   --------------- --------------
                                                                                        (pound)       (pound)
ASSETS

  Current assets:
    Cash .........................................................................     122,974       9,855,709
    Accounts receivable ..........................................................     511,392         845,801
    Retained interest in factored receivables ....................................     154,888         352,178
    Prepaid expenses and other receivables .......................................   1,146,258         309,134
                                                                                    ----------      ----------
  Total current assets ...........................................................   1,935,512      11,362,822
  Property, plant and equipment, net .............................................     617,102       1,041,042
  Investment in equity affiliate .................................................   (200,035)          24,898
  Goodwill .......................................................................     849,584       5,141,656
                                                                                    ----------      ----------
  Total assets ...................................................................   3,202,163      17,570,418
                                                                                    ==========     ===========
LIABILITIES

  Current liabilities:
    Bank overdraft payable .......................................................   1,758,587          46,470
    Payable to related parties ...................................................   5,046,981         500,132
    Deferred revenue .............................................................   1,264,265       1,908,420
    Trade accounts payable .......................................................   1,053,319       1,496,963
    Accrued and other liabilities ................................................     803,994         583,633
    VAT and payroll tax payable ..................................................     244,020         235,939
    Current portion of capital lease obligation ..................................     123,505          97,149
                                                                                    ----------      ----------
  Total current liabilities ......................................................  10,294,671       4,868,706
  Capital lease obligation, less current portion .................................      99,757          71,142
                                                                                    ----------      ----------
  Total liabilities ..............................................................  10,394,428       4,939,848
                                                                                    ==========     ===========
  Minority Interests..............................................................    (248,010)              -
  Commitments

STOCKHOLDERS' (DEFICIT)/EQUITY

  Ordinary Shares, 0.02 pence par value;
    20,000,000 authorized; 5,230,000 and 10,026,976 shares outstanding ...........       1,006           1,927
   Preference Shares(pound)1 par value, 5,000,000 authorized,
     49,000 and nil shares outstanding............................................      49,000               -
  Additional paid in capital .....................................................     176,467      30,305,607
  Accumulated deficit ............................................................  (7,164,602)    (17,697,435)
  Cumulative translation adjustment ..............................................      (6,126)         20,471
                                                                                   ----------      -----------
  Total stockholders' (deficit)/equity............................................  (6,944,255)     12,630,570
                                                                                   ----------      -----------
  Total liabilities and stockholders' equity                                         3,202,163      17,570,418
                                                                                    ==========     ===========

                              The accompanying notes are an integral part of these financial statements


                                                                  3



                                                  topjobs.net plc and subsidiaries

                                                CONSOLIDATED STATEMENTS OF OPERATIONS
                                (IN POUNDS STERLING, EXCEPT SHARES USED TO CALCULATE LOSS PER SHARE)

                                                        THREE            THREE          NINE           NINE
                                                        MONTHS           MONTHS         MONTHS         MONTHS
                                                        ENDED            ENDED          ENDED          ENDED
                                                        DECEMBER 31,     DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                        ------------     ------------   ------------   ------------
                                                        1998             1999           1998           1999

                                                           (POUND)                                     (POUND)
Revenues                                                    445,123      1,472,172      1,022,989      3,164,880
                                                          ---------      ---------      ---------     ----------
Operating Expenses:

  Selling, general and administration                     1,154,740      3,026,256      2,530,464      7,830,928
  Stock based compensation                                     --           64,818           --          172,848
  Advertising                                               182,858      2,070,634        640,007      3,580,509
  Commission                                                 14,686         77,862        144,927        221,170
  Amortization                                              155,445      1,033,893        466,334      1,575,622
  Depreciation                                               27,302         86,043         73,494        195,022
                                                          ---------      ---------      ---------     ----------

 Total operating expenses                                 1,535,031      6,359,506      3,855,226     13,576,099
Loss from operations                                     (1,089,908)    (4,887,334)    (2,832,237)   (10,411,219)
  Interest expense                                          (77,504)        (3,425)      (183,167)       (53,307)
  Interest income                                              --          137,066           --          468,685
  Share of losses from equity affiliate                     (75,914)       (74,632)      (188,785)      (336,692)
  Minority Interests                                         28,734       (235,219)        28,734       (120,440)
  Other expense                                             (12,291)       417,260        (27,307)       (79,860)
                                                          ---------      ---------      ---------     ----------

Net Loss                                                 (1,226,883)    (4,646,284)    (3,202,762)   (10,532,833)
                                                          =========     ==========      =========     ==========
Basic net loss per share                                       0.24           0.46           0.62           1.15
                                                          =========     ==========      =========     ==========
Shares used in basic net loss per share calculation       5,200,000     10,020,664      5,200,000      9,146,097
                                                          =========     ==========      =========     ==========

Diluted net loss per share                                     0.24           0.46           0.62           1.15
                                                          =========     ==========      =========     ==========
Shares used in diluted net loss per share calculation     5,200,000     10,020,664      5,200,000      9,146,097
                                                          =========     ==========      =========     ==========






                              The accompanying notes are an integral part of these financial statements

                                                                  4


                                                  topjobs.net plc and subsidiaries

                                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                        (IN POUNDS STERLING)

                                                              NINE MONTHS          NINE MONTHS
                                                              ENDED                ENDED
                                                              DECEMBER 31,         DECEMBER 31,
                                                              1998                 1999
                                                              -----------          ------------
                                                               (POUND)             (POUND)

Net loss                                                       (3,202,762)          (10,532,833)
  Stock based compensation                                              -               172,848
  Depreciation and amortization                                   539,828             1,770,644
  Foreign currency exchange gain                                   (2,294)              (14,244)
  Share of result from equity affiliate                           188,785               336,692
  Minority interests                                              (28,734)              120,440
  Changes in operating assets and liabilities:
   Accounts receivable                                           (177,748)             (277,262)
   Prepaid expenses and other receivables                        (450,840)              258,930
   Retained interest in factored receivables                      (16,759)             (197,320)
  Trade accounts payable                                          375,150               327,268
  VAT and payroll tax payable                                      28,575                (6,656)
  Accrued liabilities                                                (846)             (293,068)
  Deferred revenue                                                474,280               693,408
                                                                ---------            ----------
Net cash used in operating activities                          (2,273,365)           (7,641,153)
                                                                ---------            ----------
Investing activities
  Purchase of property, plant and equipment                      (155,975)             (530,594)
  Proceeds of sale & leaseback                                    134,754                     -
  Investment in affiliate                                         (67,409)           (2,394,485)
  Cash received through acquisition of affiliates                   7,728                77,190
                                                                ---------            ----------
Net cash used in investing activities                             (80,902)           (2,847,889)
                                                                ---------            ----------
Financing activities
  Repayment of bank overdraft                                      25,144            (1,712,117)
  Proceeds from long term debt                                  2,479,242                     -
  Proceeds from related parties                                         -               161,427
  Payments on capital leases                                      (82,511)              (54,970)
  Issue of ordinary shares                                              -            24,749,201
  IPO fees                                                              -            (2,915,436)
                                                                ---------            ----------
Net Cash provided by financing activities                       2,421,875            20,228,105
                                                                ---------            ----------

Exchange movements on cash balances                                   653                (6,328)
                                                                ---------            ----------

Increase in cash......................................             68,261             9,732,735
Cash at beginning of period                                         3,085               122,974
                                                                ---------            ----------
Cash at end of period.................................             71,346             9,855,709
                                                                =========            ============



                              The accompanying notes are an integral part of these financial statements

                                                                  5

                        topjobs.net plc and subsidiaries
                 Notes to the Consolidated Financial Statements

1. Basis of presentation

These unaudited consolidated interim financial statements have been prepared in accordance with the United States Generally Accepted Accounting Principles ("USGAAP").

These statements reflect all adjustments, consisting of normal recurring accruals which, in the opinion of management, are necessary for a fair presentation of the information contained therein.

Results of operations for interim periods are not necessarily indicative of annual results.

2. Acquisitions

On November 1, 1999 by way of a Deed of Assignment, topjobs.net plc (the "Company") purchased AUS $332,880 worth of loan owed by Australian Business Internet Services PTY Limited ( "ABIS"), our Australian joint venture, to Australian Business On Line PTY Limited ("ABOL"), our partner in ABIS, in consideration for the issuance of 17,662 ordinary shares in the capital of the Company to ABOL.

Contemporaneously with the completion of the Deed of Assignment, the Company entered into an Option Agreement entitling the Company to acquire some or all of the shares held by ABOL in ABIS again in consideration for the issuance of such number of ordinary shares in the capital of the Company as shall be calculated by dividing the number of ABIS shares the subject of the option by the higher of (i) US$15 or (ii) the market value on the NASDAQ National Market of the Company's American Depositary Shares on the date of exercise of the option. It was also agreed that on each exercise of the option to acquire the ABIS shares from ABOL, the Company would redeem the same proportion of the remaining loan of AUS $840,000 owed by ABIS to ABOL.

On November 15, 1999 the Company exercised its option to acquire 2% of ABOL's shareholding in ABIS, giving the Company a controlling 51% equity interest in ABIS in consideration for the issuance of 13 ordinary shares to ABOL. The Company also undertook to redeem 2% of the loan amounting to AUS $16,800 in consideration for the issuance of 724 ordinary shares to ABOL.

In August 1999, the Company acquired a 75% equity interest in Jobbdirekt.se Sverige AB. The transaction included a marketing agreement whereby topjobs.net plc will receive advertising and IT support for fixed periods. Management is currently assessing the fair value of respective assets acquired. These financial statements include a preliminary purchase price allocation whereby all purchase consideration in excess of net assets acquired has been allocated to goodwill. The final purchase price allocation may differ from the preliminary in that a portion of the total consideration paid is expected to be allocated to the marketing agreement, IT agreement and other intangible assets acquired.

3. Closure of US subsidiary

In the US, topjobs.net Inc. was established in February 1999 as a subsidiary through an agreement between the Company and Dynamic Information System and eXchange, generally known as DiSX Inc., to operate Top Jobs on the Net in selected US markets on a test marketing basis. The Company's objective was to assess the broader potential of the US market through its subsidiary, relative to the Company's overall business objectives and growth strategy. The US subsidiary was granted an exclusive licence in the State of Utah and in the cities of Houston, Los Angeles and San Francisco.

Management completed its review of the US test marketing initiative during this quarter, and concluded that the US market was extremely competitive and fragmented, and required too much working capital to establish a competitive position. It therefore decided to close the US operation under its existing arrangement, effective December 15, 1999, and instead focus entirely on Europe.

4.  Extraordinary Item

At December 31, 1999 topjobs.net Inc, owed (pound)251,625 to DiSX. As part of the agreement to terminate the Stockholders Agreement between the Company and DiSX, the obligation by topjobs.net Inc. to repay the loan was waived by DiSX. Accordingly, other "expenses" in the Consolidated Statements of Operations includes a credit of (pound)251,625.

5.  Asset Impairments

A write down adjustment of (pound)417,725 being the total carrying value of goodwill which arose on the acquisition of our United States subsidiary has been included in Amortization expenses during the quarter.

6. Computation of loss per share

Loss per ordinary share has been computed using the weighted average number of common shares outstanding during the periods presented. The weighted average number of shares outstanding used for the comparative period has been calculated by retrospectively applying the stock split of 5,200 for 1, which took place in February 1999. Diluted loss per share does not include the impact of shares issuable under outstanding stock options and warrants at December 31, 1999 since the inclusion of such shares is anti-dilutive due to losses for these periods.

                                                    THREE MONTHS        THREE MONTHS        NINE MONTHS          NINE MONTHS
                                                    ENDED               ENDED               ENDED                ENDED
                                                    DECEMBER 31,        DECEMBER 31,        DECEMBER 31,         DECEMBER 31,
                                                    1998                1999                1998                 1999
                                                    ------------        ------------        ------------         ------------
Numerator

   Net loss                                    (pound)(1,226,883)  (pound)(4,646,284)  (pound)(3,202,762)  (pound)(10,532,833)
Denominator

  Weighted average shares outstanding                  5,200,000          10,020,664           5,200,000            9,146,097
  Basic loss per ordinary share                     (pound)(0.24)       (pound)(0.46)       (pound)(0.62)        (pound)(1.15)
  Weighted average shares outstanding                  5,200,000          10,020,664           5,200,000            9,146,097
  Dilutive effect of outstanding options                       -                   -                   -                   -
  Diluted loss per ordinary share                   (pound)(0.24)       (pound)(0.46)       (pound)(0.62)        (pound)(1.15)


7. Comprehensive Loss

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", which requires presentation of information on comprehensive income and its components in financial statements. Comprehensive income includes net income and foreign currency translation adjustments.

                                                        THREE MONTHS         THREE MONTHS        NINE MONTHS         NINE MONTHS
                                                        ENDED                ENDED               ENDED               ENDED
                                                        DECEMBER 31,         DECEMBER 31,        DECEMBER 31,        DECEMBER 31,
                                                        1998                 1999                1998                1999
                                                        ------------         ------------        ------------        -------------
Net loss                                           (pound)(1,226,883)   (pound)(4,646,284)  (pound)(3,202,762) (pound)(10,532,833)

Foreign currency translation adjustments                           -              (44,435)            (11,547)              26,597
                                                          ----------           ----------          ----------         -----------

Total comprehensive loss                           (pound)(1,226,883)   (pound)(4,690,719)  (pound)(3,214,219) (pound)(10,506,236)
                                                          ==========           ==========          ==========         ===========


8. Related Party Transactions

The Company rents its Warrington premises under a sublease from ML Laboratories plc ("ML"), of which Mr Kevin Leech is a director and shareholder. The sublease is an operating lease and total rent expense for the quarter was (pound)12,483.

During this quarter our Sweedish subsidiary received free advertising as part of the marketing agreement with Aftonbladet Hierta AB, our majority shareholder in Sweeden.

9. Geographic Information

In 1999, the Company adopted Statement of Financial Accounting Standards (FAS) 131 Disclosures about Segments of an Enterprise and Related Information. FAS 131 supersedes FAS 14, Financial Reporting for Segments of a Business Enterprise, replacing the "industry segment" approach with the "management" approach. The management approach designates that the internal organisation that is used by management for making operating decisions and assessing performance should be the source for determining the Company's reportable segments. FAS 131 also requires disclosures about products and services, geographic areas, and major customers. The adoption of FAS 131 did not affect results of operations or financial position but did affect the disclosure of segment information. The Company operates and manages its business as a single segment. The Company's operations are principally conducted in the United Kingdom with subsidiaries operating in Switzerland, Sweden, The Netherlands, Norway and Australia. Although the Company operates as a single segment, prior period's geographic information has been restated in conformity with the new standard.

Foreign revenue is based on the country in which the legal subsidiary is domiciled.

                                       THREE MONTHS      THREE MONTHS     NINE MONTHS        NINE MONTHS
                                       ENDED             ENDED            ENDED              ENDED
                                       DECEMBER 31,      DECEMBER 31,     DECEMBER 31,       DECEMBER 31,
                                       1998              1999             1998               1999
                                       ------------      ------------     ------------       ------------
                                         (POUND)           (POUND)          (POUND)             (POUND)
Revenues by origin
------------------

United Kingdom                      (pound)384,008    (pound)764,912    (pound)961,874   (pound)1,976,051
Switzerland                                 61,115           274,455            61,115            547,888
Sweden                                           -           366,585                 -            418,565
US                                               -            32,139                 -            188,295
Netherlands                                      -            25,994                 -             25,994
Australia                                        -             8,087                 -              8,087
                                           -------           -------           -------          ---------
                                     (pound)445,123  (pound)1,472,172  (pound)1,022,989   (pound)3,164,880
                                            =======         =========         =========          =========



                                                                        At September          At December
                                                                        30, 1999              31, 1999
                                                                        ------------          -----------
                                                                            (POUND)               (POUND)
Long-lived assets
-----------------

United Kingdom                                                      (pound)5,815,672    (pound)5,823,805
Switzerland                                                                   43,216              68,674
US                                                                            55,340              50,626
Australia                                                                      3,937              59,241
Sweden                                                                             -              66,876
Netherlands                                                                        -              96,995
Norway                                                                             -              41,379
                                                                           ---------           ---------
                                                                    (pound)5,918,165    (pound)6,207,596
                                                                           =========           =========

                                       8

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
--------------------------------------------------------------------------
OPERATIONS FOR THE THREE MONTHS AND NINE MONTHS ENDED DECEMBER 31, 1999 AND
---------------------------------------------------------------------------
1998
----

Overview

We own and operate, through a wholly-owned subsidiary, Top Jobs on the Net Limited (formerly, The Corporate Net Limited and originally incorporated as Top Jobs on the Net Limited), Internet recruitment advertising Websites for management, professional and technical positions known as Top Jobs on the Net.

We derive substantially all of our revenues from the sale of our services to corporations and recruiting firms pursuant to fixed-fee contracts of up to one year. We receive fees for the delivery of our services, not on a job placement basis. We typically receive payment for our services on an up-front basis. Under U.S. GAAP, we present as deferred revenues on our balance sheet funds received from our customers for services that have been contracted for but not delivered at the end of any reporting period. These deferred revenues are recognized in net revenues as the applicable services are delivered. All the services we offer to job-seekers are free of charge and do not contribute to our revenues.

Our most significant expenses incurred to date have been for advertising, selling and marketing in order to build brand recognition for Top Jobs on the Net as quickly as possible. In addition, we have incurred significant expenditures to increase our technology and personnel infrastructure to support our growth. As a consequence of this investment, we have incurred substantial losses since inception.

There has been continued growth in the subsidiary companies operating in the United Kingdom, Ireland and Switzerland. The quarter ended December 31, 1999 also includes a full quarter's results for the Swedish and Norwegian subsidiaries which were acquired in August and September respectively. The quarter ended December 31, 1999 also includes two month's results for our subsidiary in the Netherlands which was established in October and the results of our Australian subsidiary from November 15, 1999, the date the company gained a controlling 51% equity interest.

THREE MONTHS ENDED DECEMBER 31, 1999 AND THREE MONTHS ENDED DECEMBER 31, 1998

Revenues

Revenues for the three months ended December 31, 1999 rose to (pound)1,472,172 compared with (pound)445,123 for the same period in the previous year, representing a 231 percent increase. The increase in revenues was due primarily to an increase in the number of corporations and recruiting firms subscribing to our services, as well as due to an increase in subscriptions to our more expensive products. Our Swiss subsidiary contributed revenues of (pound)274,455 to this period a 349 percent increase on the same period in the previous year.

Our Swedish, Dutch, US and Australian subsidiaries contributed (pound)366,585, (pound)25,994, (pound)32,139 and (pound)8,087 respectively to this period. Revenue from the United Kingdom and Ireland businesses rose by 99 percent to (pound)764,912 compared to the same period in the previous year

Operating expenses

Operating expenses for the three months ended December 31, 1999 were (pound)6,359,506 compared with (pound)1,535,031 for the comparable prior year period. Costs have increased in all areas as the United Kingdom, Ireland and Swiss businesses have expanded and the Swedish, Norwegian, Dutch and Australian operations have been added. The latter four operations added more than (pound)1.2 million to total operating expenses. In addition, the operating expenses of the U.S. operation added approximately (pound)1 million. Operating expenses for the remainder of the group rose in line with revenues particularly payroll and infrastructure costs to support increased revenue.

Advertising expense for the three months was (pound)2,070,634 compared with (pound)182,858 for the same period in the previous year in line with the expansion of our promotion and marketing of the Top Jobs on the Net brand. The US operation added (pound)476,126 to total advertising expense.

Selling, general and administrative expenses for the quarter were (pound)3,026,256 compared with (pound)1,154,740 in the third quarter of fiscal 1999. More than half of the increase was due to the inclusion in the quarter of the operations in the United States, Sweden, Norway, Netherlands and Australia. Payroll and staff related costs, which account for approximately two thirds of total selling, general and administrative expenses, have grown as new sales and support staff have been recruited at the operational level and management resource added centrally to support and oversee the increased number and size of operations.

Stock based compensation expense of (pound)64,818 relates to options granted in March 1999, at a discount to the initial public offering price, as set out in our most recent Form 20-F.

Commission expense for the three months was (pound)77,862 compared with (pound)14,686 for the same period in the previous year in line with increased revenues.

Amortization expense has increased to (pound)1,033,893 for the quarter from (pound)155,445 for the same period last year. This includes a write down of (pound)417,725 being the total carrying value of goodwill which arose on the acquisition of our United States subsidiary. This also includes the additional cost of amortizing the goodwill arising on the acquisition of the remaining 49% of our Swiss subsidiary and our subsidiaries in Sweden, Norway and Australia, goodwill being amortized over a three year period.

Depreciation expense has increased to (pound)86,043 for the three months ended December 31, 1999 from (pound)27,302 for the same period in the previous year. The increase resulted from the increased capital expenditure on computer and office equipment needed to support the growing operations.

Other income and expense

At December 31, 1999 topjobs.net Inc., owed (pound)251,625 to its minority shareholder DiSX. As part of the agreement to terminate the Stockholders Agreement between the Company and DiSX the obligation by topjobs.net Inc. to repay the loan was waived by DiSX. Other expense includes the write back of this loan.

Since the initial public offering, when most of the Company's borrowings were repaid, the Company has received interest income on its cash balances, which are maintained on short-term deposit.

Other expense includes foreign exchange gains of (pound)209,718 for the three months ended December 31, 1999. Since the initial public offering, the Company has held significant balances in United States Dollars and during this period made significant gains primarily as a result of movements in the value of the United States Dollar against the Pound Sterling.

Net loss

Although we significantly increased revenues for the three months ended December 31,1999 from the three months ended December 31,1998 the substantial increase in our operating expenses caused us to incur a net loss of (pound)4,646,284 for the three months ended December 31, 1999 compared with a net loss of (pound)1,226,883 in the same period last year. On a per share basis the loss increased from (pound)0.24 to (pound)0.46.

NINE MONTHS ENDED DECEMBER 31, 1999 AND NINE MONTHS ENDED DECEMBER 31, 1998

Revenues

Revenues for the nine months ended December 31, 1999 rose to (pound)3,164,880 compared with (pound)1,022,989 for the same period in the previous year, representing a 209 percent increase. The increase in revenues was due primarily to an increase in the number of corporations and recruiting firms subscribing to our services, as well as due to an increase in subscriptions to our more expensive products.

Our Swiss, Swedish, Dutch, US and Australian subsidiaries contributed (pound)547,888, (pound)418,565, (pound)25,994, (pound)188,295 and (pound)8,087 respectively to this period. Revenue from the United Kingdom and Ireland businesses rose by 158 percent to (pound)1,976,051 compared to the same period in the previous year.

Operating expenses

Operating expenses for the nine months ended December 31, 1999 were (pound)13,576,099 compared with (pound)3,855,226 for the comparable prior year period. Costs have increased in all areas as the United Kingdom, Ireland and Swiss businesses have expanded and the Swedish, Norwegian, Dutch and Australian operations have been added. The latter four operations added more than (pound)1.6 million to total operating expenses. In addition the operating expenses of the U.S operations added approximately (pound)2.8 million. Operating expenses for the remainder of the group rose in line with revenues particularly payroll and infrastructure costs to support increased revenue.

Advertising expense for the nine months was (pound)3,580,509 compared with (pound)640,007 for the same period in the previous year in line with the expansion of our promotion and marketing of the Top Jobs on the Net brand. The US operation added (pound)1,412,005 to total advertising expense.

Selling, general and administrative expenses for the nine months were (pound)7,830,928 compared with (pound)2,530,464 in the comparable period of fiscal 1999. Approximately half of the increase was due to the inclusion in the quarter of the operations in the United States, Sweden, Norway, Netherlands and Australia. Payroll and staff related costs, which account for approximately two thirds of total selling, general and administrative expenses, have grown as new sales and support staff have been recruited at the operational level and management resource added centrally to support and oversee the increased number and size of operations.

Stock based compensation expense of (pound)172,848 relates to options granted in March 1999, at a discount to the initial public offering price, as set out in our most recent Form 20-F.

Commission expense increased by 52% to (pound)221,170 for the nine months ended December 31, 1999 compared with the same period in 1998. This is commission paid on invoiced sales made by our sales force. The increase is proportionately less than the increase in Revenue because of changes to the commission scheme in September 1998, which decreased the maximum rate of commission earned from 20 percent to 15 percent.

Amortization expense has increased to (pound)1,575,622 for the nine months from (pound)466,334 for the same period last year. This includes a write down of (pound)417,725 being the total carrying value of goodwill which arose on the acquisition of our United States subsidiary. This also includes the additional cost of amortizing the goodwill arising on (i) the acquisition of the remaining 49% of our Swiss subsidiary and (ii) our subsidiaries in Sweden, Norway and Australia which are being amortized over a three year period.

Depreciation expense has increased to (pound)195,022 for the nine months ended December 31, 1999 from (pound)73,494 for the same period in the previous year. The increase resulted from increased capital expenditure on computer and office equipment needed to support the growing operations.

Other income and expense

At December 31, 1999, topjobs.net Inc., owed (pound)251,625 to its minority shareholder DiSX. As part of the agreement to terminate the Stockholders Agreement between the company and DiSX the obligation by topjobs.net Inc. to repay the loan was waived by DiSX. Other expense includes the write back of this loan.

Since the initial public offering, when most of the Company's borrowings were repaid, the Company has received interest income on its cash balances which are maintained on short-term deposit.

Other expense includes foreign exchange losses of (pound)270,642 for the nine months ended December 31, 1999. Since the initial public offering, the Company has held significant balances in United States Dollars and during this period made significant losses primarily as a result of movements in the value of the United States Dollar against the Pound Sterling.

Net loss

Although we significantly increased revenues for the nine months ended December 31,1999 from the nine months ended December 31,1998 the substantial increase in our operating expenses caused us to incur a net loss of (pound)10,532,833 for the nine months ended December 31, 1999 compared with a net loss of (pound)3,202,762 in the same period last year. On a per share basis the loss increased from (pound)0.62 to (pound)1.15.

Liquidity and capital resources

Net cash used in operating activities was (pound)7,641,153 for the nine months ended December 31, 1999. At December 31, 1999 the Company had cash balances of approximately (pound)10 million and minimal borrowings, thereby providing substantial resources to fund overseas expansion and existing operations.

Year 2000 Problems

Prior to January 1, 2000, there was a great deal of concern regarding the ability of computers to adequately recognize 21st century dates from 20th century dates due to the two-digit date fields used by many systems. Most reports to date, however, are that computer systems are functioning normally and the compliance and remediation work accomplished during the years leading up to 2000 was effective to prevent any problems. The Company has not experienced any such computer difficulty, however, computer experts have warned that there may still be residual consequences of the change in centuries and any such difficulties may, depending upon their pervasiveness and severity, have a material adverse effect on the Company's business, financial condition and results of operations.

Effects of the Euro Currency

Under the Treaty on European Economic and Monetary Union, as of January 1, 1999, the Euro was introduced as a common currency among the 11 members of the European Union that are participating in this phase of European Monetary Union, commonly referred to as EMU. Although the individual currencies of these countries will continue to be used until 2002 their exchange rates with the Euro are fixed. The Euro may now be used for transactions that do not involve payment using physical notes and coins of the participating countries. These individual currencies are to be replaced with Euro notes and coins (to be introduced on January 1, 2002) by June 30, 2002 when all countries participating in EMU are expected to operate with the Euro as their exclusive common currency. The current government of the United Kingdom has stated that the United Kingdom will not participate in EMU and adopt the Euro until after the next general election at the earliest. We are currently working on the assumption that the next general election will be in 2001 or 2002 and that the United Kingdom will enter EMU shortly thereafter following confirmation of the government's decision through a referendum. We do not currently operate in any countries that have adopted the Euro, except for our small branch in the Republic of Ireland and we therefore do not face a significant currency or competitive exposure to the Euro. We are considering expanding into a number of these countries and believe that a common currency may facilitate this process.

In the event that the United Kingdom adopts the Euro, we would face a number of costs in altering our accounting-related systems for the new currency, although at present it is too early to estimate these costs. Adoption of the Euro in the United Kingdom would also create greater transparency between prices offered to our customers in the United Kingdom and prices offered in other countries that participate in EMU. We do not believe that the adoption of the Euro by eleven countries of the European Union will have an adverse impact on our liquidity or financial condition.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
-----------------------------------------------------------

The Company's financial instruments comprise borrowings, cash and various items such as trade debtors, trade creditors, etc. that arise directly from its operations.

The Company does not currently purchase or sell derivative financial instruments, as the exposure to foreign currency and interest rate risk has in the past been minimal. Since the completion of the Company's IPO in April 1999, the Company has substantial cash balances denominated in US dollars. The Company plans to invest a significant proportion of these funds in its overseas operations which is likely to increase foreign currency risk. The directors are currently assessing the options for minimizing such risks.

It is, and has been throughout the period under review, the Company's policy that no trading in financial instruments shall be undertaken. The main risks arising from the Company's financial instruments are interest rate risk, liquidity risk and foreign currency risk. The Board reviews and agrees policies for managing each of these risks and they are summarized below.

Interest rate risk

Until the completion of the IPO in May 1999, the Company had financed its operations principally through a bank overdraft facility and loans from its principal shareholder. The majority of the Company's borrowings, with the exception of finance leases and loans attributable to minority shareholders, were in pounds sterling and at variable rates of interest. Since the IPO the bank overdraft facility and loans from the principal shareholder have been repaid in full.

Liquidity risk

Since the IPO the Company has maintained substantial cash balances on short term deposit.

Foreign currency risk

The Company has five overseas subsidiaries which collectively operate in Switzerland, Sweden, Australia, Norway and the Netherlands and whose revenues and expenses are denominated exclusively in the local currency of those countries. The Company's net investment in these operations has historically been funded by pounds sterling denominated borrowings and, since the IPO, out of US dollar deposits. As the level of investment in overseas operations is expected to increase substantially, the directors are currently considering financing these investments by way of borrowings in the relevant currencies in order to minimise the foreign currency risk.

All sales by the Company's businesses are invoiced in the local currency of the business concerned such that the customer bears any foreign currency risk.

Financial assets

   Currency                        Interest rate     Cash deposits
                                               %           (pound)
   Euros                                       -              4969
   Sterling                                  2.5           633,770
   Swedish Krona                               -            43,512
   Swiss franc                               0.5            34,559
   US dollar                                5.07         8,835,732
   Irish Punts                                 -           157,032
   Australian dollar                           -            82,018
   Dutch Guilders                              -            45,347
   Norwegian Krona                             -             7,944
   Danish Krona                                -            10,826
                                            ----         ---------
   Total                                                 9,855,709
                                                         =========


The Company has no financial assets other than cash deposits held at banks.

Financial liabilities

The Company has no long term financial liabilities apart from obligations arising due to capital leases.

Currency exposures

There is negligible currency exposure on Company financial assets and liabilities apart from cash deposits held in foreign currencies.

Maturity profile

All of the Company's financial liabilities as at December 31, 1999 are payable on demand.

Borrowing facilities

On March 25, 1999 we obtained a short term increase in our Midland Bank loan facility to (pound)2 million, of which (pound)1.76 million had been utilized at March 31, 1999. The overdraft facility was due for review on March 25, 2000 although it has been repaid in full since March 31, 1999. The borrowing rate was 1% over LIBOR. There were no other undrawn committed borrowing facilities at March 31, 1999. Following the completion of the initial public offering this facility reduced to (pound)1.0 million and ceased to be personally guaranteed by Kevin R. Leech or secured by his personal assets.

Fair values

The directors consider that the financial assets and liabilities of the Company are currently recorded at fair value.

PART II OTHER INFORMATION

Item 1. Legal Proceedings

        None

Item 2. Changes in Securities and Use of Proceeds

        None

Item 3. Defaults Upon Senior Securities

        None

Item 4. Submission of Matters to a Vote of Security Holders

        None

Item 5. Other Information

        None

Item 6. Exhibits and Reports on Form 6-K

        None

                                   SIGNATURES
                                   ----------

     In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  February 14, 2000                       topjobs.net plc



                                       By:  /s/Alan Clarke
                                           -----------------------------------
                                            Alan Clarke
                                            Chief Financial Officer and Director

                                  EXHIBIT INDEX

  Exhibit                     Description of Exhibit
  -------                     ----------------------

                              None.